UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK REPURCHASE SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[ x ]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended:  December 31, 2006

OR

[    ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the transition period:  N/A

Commission file number 1-6905

            A.        Full title of the plan and the address of the plan, if different from that of the issuer named below:

RUDDICK RETIREMENT AND SAVINGS PLAN

            B.         Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

RUDDICK CORPORATION
301 S. TRYON STREET, SUITE 1800
CHARLOTTE, NORTH CAROLINA  28202
(704) 372-5404

REQUIRED INFORMATION

            The Ruddick Retirement and Savings Plan ("Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA").  Accordingly, the financial statements and schedules of the Plan for the fiscal year ended December 31, 2006, which have been prepared in accordance with the financial reporting requirements of ERISA, are included in this report.

RUDDICK RETIREMENT AND SAVINGS PLAN

Financial Statements and Schedule

As of December 31, 2006 and 2005 and for the Year Ended December 31, 2006

(With Report of Independent Registered Public Accounting Firm Thereon)

RUDDICK RETIREMENT AND SAVINGS PLAN
TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM............           1

FINANCIAL STATEMENTS

  Statements of Net Assets Available for Benefits -
    December 31, 2006 and 2005........................................................................................           2

  Statement of Changes in Net Assets Available for Benefits -
    For the Year Ended December 31, 2006........................................................................           3

  Notes to Financial Statements..........................................................................................           4

SUPPLEMENTAL SCHEDULE

  Schedule of Assets (Held at End of Year)
    as of December 31, 2006...............................................................................................           9

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ruddick Corporation as Plan Sponsor

We have audited the accompanying statements of net assets available for benefits of the Ruddick Retirement and Savings Plan (the "Plan") as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006.  These financial statements are the responsibility of Ruddick Corporation, as Plan Sponsor.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our 2006 audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) and our 2005 audit in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Plan's internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The accompanying supplemental Schedule of Assets (Held at End of Year) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

DIXON HUGHES PLLC
Charlotte, North Carolina
June 13, 2007

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RUDDICK RETIREMENT AND SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2006 and 2005
	2006	2005 (Restated)

ASSETS

Cash	$ 4,626	$ -

Investments, at fair value: (Notes B and C)
Mutual funds	111,978,329	85,929,290
Collective trust funds	59,209,976	58,621,043
Common stock	7,344,307	-
Participant loans	12,840,511	11,055,437
	191,373,123	155,605,770

Receivables:
Participant contribution	240,485	157,981
Employer contribution	10,216,911	2,906,360
Participant loan interest	18,853	8,753
	10,476,249	3,073,094

Total Assets	201,853,998	158,678,864

LIABILITIES
Administrative expenses payable	8,333	21,178

NET ASSETS, at fair value	201,845,665	158,657,686

Adjustment from fair value to contract value for fully benefit- responsive investment contracts	333,535	336,777

NET ASSETS AVAILABLE FOR BENEFITS	$ 202,179,200	$ 158,994,463

The accompanying notes are an integral part of these financial statements.

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RUDDICK RETIREMENT AND SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Year Ended December 31, 2006

ADDITIONS

Investment income:
Interest	$ 842,814
Dividends	5,338,674
Net appreciation in fair value of investments (Notes B and C)	11,801,447
17,982,935

Contributions: (Note A)
Participant	23,672,414
Employer	16,842,230
40,514,644

TOTAL ADDITIONS	58,497,579

DEDUCTIONS
Benefits paid to participants	15,103,918
Administrative expenses	208,924
TOTAL DEDUCTIONS	15,312,842

NET INCREASE	43,184,737

NET ASSETS AVAILABLE FOR BENEFITS, beginning of year as restated	158,994,463

NET ASSETS AVAILABLE FOR BENEFITS, end of year	$ 202,179,200

The accompanying notes are an integral part of these financial statements.

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RUDDICK RETIREMENT AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

NOTE A - DESCRIPTION OF THE PLAN

The following description of the Ruddick Retirement and Savings Plan (the "Plan") provides only general information.  Participants should refer to the plan document for a more complete description of the Plan's provisions.

Ruddick Corporation and its wholly owned subsidiaries (the "Company" or "Employer") sponsor the Plan, which is a defined contribution plan with 401(k) features.  The Plan is subject to the provisions of the Employee Retirement Income Security Act ("ERISA"). Under the provisions of the Plan, eligible employees may elect to have the Company make contributions to the Plan on their behalf out of their regular salary and bonus (before state and federal income taxes).  Employees become eligible to participate in the Plan after three months of employment.  Participants may generally contribute up to 30% of gross pay not to exceed established limits of $15,000 in 2006.  Highly compensated employees are subject to additional contribution limitations.  In addition to established limits, participants age 50 or older may contribute "catch-up" contributions of $5,000 in 2006.

The Plan includes a Company matching contribution of 50% of each individual participant's contributions.  The Company matching contribution is only applicable to the first 4% of compensation (5% in the case of participants of American & Efird, Inc., a wholly owned subsidiary of Ruddick Corporation) contributed by participants.  The matching contribution is deposited with each payroll contribution.  Contributions are subject to certain limitations.

The Plan was amended in 2005 to include an Automatic Retirement Contribution ("ARC") feature.  For each plan year (January 1 - December 31), the Company generally makes an ARC to an individual participant's account if the participant has completed at least 1,000 hours of service during the 12-month period ending on September 30 of each plan year and is employed by the Company or one of its subsidiaries on the last day (December 31) of the plan year.  Contributions are a percentage of the individual participant's pay, determined on the basis of the combined years of age and years of service as of the last day of the plan year.

Participants may elect the investment of their contributions and the Company's matching contribution among various investment options.

Participants are immediately vested in their contributions plus actual earnings thereon.  However, the Plan regulations prohibit withdrawals except for withdrawal of rollover accounts, attainment of age 59-1/2, termination of employment or certain types of hardship.  Participants are taxed on their accounts upon withdrawal, except for qualified rollovers into other tax deferred plans.

For Company matching contributions plus actual earnings thereon made after January 1, 2002, a participant is fully vested in the Company match account after three years of service.  For Company matching contributions plus actual earnings thereon made prior to that, a participant is fully vested after five years of service.  A year of service requires a minimum of 1,000 hours of service.  Payment of any benefit is made in the form of a lump-sum payment as outlined in the Plan document.

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A participant who terminates service without a fully vested interest forfeits any nonvested balance in his or her Company contribution account as of the earlier of (a) distribution to the participant of the participant's vested balance, or (b) the last day of the first Plan year in which the participant incurs five consecutive Breaks in Service, as defined.  The forfeited funds are used to offset Employer contributions.  During 2006, approximately $497,000 in forfeitures were utilized to offset Employer contributions.  The forfeiture balance at December 31, 2006 and 2005 was $145,921 and $147,625, respectively.

Participants may borrow from their fund accounts, subject to approval, a minimum of $500 and up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance.  Only one loan per year may be taken, but up to two loans can be outstanding at a time.  A third loan, which is not subject to the minimum requirement, may be granted at any time for the sole purpose of applying the proceeds of such third loan to other outstanding loans to avoid or cure a loan default resulting from an administrative error. Except for certain loans relating to a participant's principal residence, loans must be repaid within five years.  Interest on loans outstanding ranged from 5.0% to 10.5%, reflecting the change in interest rates during the last five years.  Principal and interest is paid ratably through payroll deductions.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits as of the financial statement date and changes in net assets available for plan benefits during the reporting period.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition

As reported by T. Rowe Price Trust Company (the "Trustee"), Plan investments in mutual funds and common stock are reported based upon quoted market values from national securities exchanges and Plan investments in collective trust funds are reported based upon the market values of the underlying securities.  Participant loans are valued at their outstanding balances, which approximates fair value.

The Plan provides for investments in various investment securities which, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks.  Further, due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near-term and such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

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Net appreciation in fair value of investments is comprised of the net realized and unrealized gains and losses.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the "FSP"), investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Administrative Expenses

All direct expenses, to the extent allowed by law, are charged to the Plan. Direct expenses include trustee, investment manager, record-keeping, legal, audit, and communication expenses related to the Plan.

Payment of Benefits

Benefit payments to participants are recorded when paid.

NOTE C - INVESTMENTS

Investments, at fair value, as of December 31, 2006 and 2005 are as follows:

	2006	2005
Mutual Funds:
T. Rowe Price Associates, Inc. Personal Strategy Balanced Fund, 782,653 and 804,311 shares, respectively	$ 15,700,021	$ 15,096,912
T. Rowe Price Associates, Inc. Blue Chip Growth Fund, 86,358 and 822,651 shares, respectively	28,096,569	26,884,242
Collective Trust Funds:
T. Rowe Price Associates, Inc. Stable Value Fund, 39,239,931 and 40,358,997 shares, respectively	38,906,396	40,022,220
T. Rowe Price Associates, Inc. Equity Index Fund, 490,425 and 519,375 shares, respectively	20,303,580	18,598,823
Participant loans	12,840,511	11,055,437
	115,847,077	111,657,634
Aggregate of individual investments less than 5%	75,526,046	43,948,136
	$ 191,373,123	$ 155,605,770

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The net appreciation in fair value of investments for each category of investments for the year ended December 31, 2006 consists of the following:

Mutual funds	$ 8,212,667
Collective trust funds	2,765,091
Common stock	823,689
$ 11,801,447

NOTE D - INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated February 3, 2004, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC").  Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE E - PLAN TERMINATION

The Company expects to continue the Plan indefinitely but has the right to amend or terminate the Plan as necessary.  If the Plan were to be terminated, plan participants would become fully vested in their account balances and all assets of the Plan would be distributed to the individual participants based upon their individual account balances at the date of termination.

NOTE F - PARTY-IN-INTEREST TRANSACTIONS

Certain plan assets invested in mutual funds of $84,733,544 and $64,190,016 at 2006 and 2005, respectively, and collective trust funds of $59,543,511 and $58,957,820 at 2006 and 2005, respectively, are managed by the Trustee or by T. Rowe Price Associates, Inc. (a Company related to the Trustee through common ownership).  Such transactions qualify as party-in-interest transactions as defined by ERISA.  Fees paid by the Plan to the Trustee for administrative services were $5,000 for the year ended December 31, 2006.

NOTE G - RESTATEMENT AND RECLASSIFICATION OF PRIOR PERIOD

At December 31, 2005, the ARC for the period from October 1, 2005 to December 31, 2005 was not recorded as a receivable, thereby understating net assets available for benefits by $2,782,913.  During 2006, adjustments were made to the financial statements to correctly reflect the net assets available for benefits as they should have been at December 31, 2005.

Reclassifications were made in the Statement of Net Assets Available for Benefits at December 31, 2005, to present the adjustment from contract value to fair value for fully benefit-responsive investment contracts.  The new presentation did not affect the total net assets available for benefits, as restated.

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NOTE H - SUBSEQUENT EVENTS

In May 2007, the Company's Board of Directors approved a merger of the Ruddick Employee Stock Ownership Plan ("ESOP") into the Plan to be effective January 1, 2008.  The ESOP is a defined contribution plan covering most employees of Ruddick Corporation and its wholly owned subsidiaries.

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RUDDICK RETIREMENT AND SAVINGS PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EMPLOYER INDENTIFICATION NUMBER: 56-0905940
PLAN NUMBER: 003
December 31, 2006

(a)	(b)	(c)		(d)	(e)
		Description of Investment, including
	Identity of Issue, borrower,	maturity date, rate of interest,
	lessor, or similar party	collateral, par, or maturity value	Shares	Cost**	Current Value

		MUTUAL FUNDS
	American Funds	Cap World Growth & Income Fund	142,577	-	5,978,271
	American Funds	Growth Fund of America	138,254	-	4,544,419
	American Funds	Europacific Growth Fund	82,835	-	3,808,748
	PIMCO	Total Return Admin Fund	633,260	-	6,573,243
*	T. Rowe Price Associates, Inc.	U.S. Bond Index Fund	26,089	-	271,589
*	T. Rowe Price Associates, Inc.	Retirement 2005 Fund	40,689	-	472,398
*	T. Rowe Price Associates, Inc.	Retirement 2010 Fund	202,389	-	3,211,906
*	T. Rowe Price Associates, Inc.	Retirement 2015 Fund	190,297	-	2,353,975
*	T. Rowe Price Associates, Inc.	Retirement 2020 Fund	432,193	-	7,498,553
*	T. Rowe Price Associates, Inc.	Retirement 2025 Fund	282,963	-	3,638,904
*	T. Rowe Price Associates, Inc.	Retirement 2030 Fund	202,910	-	3,772,102
*	T. Rowe Price Associates, Inc.	Retirement 2035 Fund	146,444	-	1,928,662
*	T. Rowe Price Associates, Inc.	Retirement 2040 Fund	265,421	-	4,976,643
*	T. Rowe Price Associates, Inc.	Retirement 2045 Fund	158,529	-	1,961,007
*	T. Rowe Price Associates, Inc.	Retirement Income Fund	166,350	-	2,184,174
*	T. Rowe Price Associates, Inc.	Personal Strategy Balanced Fund	782,653	-	15,700,021
*	T. Rowe Price Associates, Inc.	Value Fund	195,742	-	5,294,808
*	T. Rowe Price Associates, Inc.	Small Cap Value Fund	81,830	-	3,372,233
*	T. Rowe Price Associates, Inc.	Blue Chip Growth Fund	786,358	-	28,096,569
	Vanguard	Capital Opportunity	38,587	-	3,270,283
	Vanguard	Explorer Growth	44,145	-	3,069,821
			Total Mutual Funds	-	111,978,329

	COLLECTIVE TRUST FUNDS
*	T. Rowe Price Associates, Inc.	Stable Value Fund	39,239,931	-	39,239,931
*	T. Rowe Price Associates, Inc.	Equity Index Trust	490,425	-	20,303,580
		Total Collective Trust Funds		-	59,543,511

	COMMON STOCK
*	Ruddick Corporation	Common Stock	264,660	-	7,344,307

	PARTICIPANT LOANS
*	Participant Loans	Interest rates ranging from 5.0% to 10.5%		-	12,840,511

				-	$ 191,706,658
*	Party-in-Interest to the Plan
**	Cost omitted for participant directed investments.

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Signatures

            The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 13, 2007	RUDDICK RETIREMENT AND SAVINGS PLAN By: Ruddick Corporation, as Plan Sponsor By: /s/ JOHN B. WOODLIEF Vice President - Finance and Chief Financial Officer

EXHIBIT INDEX

EXHIBIT NO.
23	Consent of Dixon Hughes PLLC